July 16, 2010

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-4720

Attention:	Ms. Sasha S. Parikh

Re:	Investors Title Company
Form 10-K for the fiscal year ended December 31, 2010
Filed March 15, 2010
File No. 0-11774

Dear Ms. Parikh:

We have received the Staff’s comment letter dated July 9, 2010 with respect to the above-referenced filing.  Per your telephone conversation of earlier today with our counsel, David M. Eaton of Kilpatrick Stockton LLP, the Company proposes to respond to the Staff’s comment letter no later than August 6, 2010, ten business days after the original response deadline requested in your comment letter.

This new proposed response date is based on the need to accommodate the Company’s current efforts to complete and file its Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2010, and for various other reasons.

If there are questions or concerns about the Company’s proposed response date, please do not hesitate to contact the undersigned by telephone at (919) 968-2200, or Mr. Eaton at (404) 815-6051.

Sincerely,

INVESTORS TITLE COMPANY

By:/s/Elizabeth Lewter
Elizabeth Lewter
Vice President